SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ---------------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             SIGA Technologies, Inc.
                             -----------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                  82 6917-10-6
                                  ------------
                                 (CUSIP Number)

                                November 1, 2000
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                                Page 1 of 6 Pages

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                                  SCHEDULE 13G

CUSIP No. 82 6917-10-6                                        Page 2 of 6 Pages
-------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Panetta Partners, Ltd.
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY


--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Colorado
--------------------------------------------------------------------------------
       NUMBER            5)     SOLE VOTING POWER
       OF                       574,700 (1)
       SHARES          ---------------------------------------------------------
       BENEFICIALLY      6)     SHARED VOTING POWER
       OWNED BY                 None
       EACH            ---------------------------------------------------------
       REPORTING         7)     SOLE DISPOSITIVE POWER
       PERSON                   574,700 (1)
       WITH            ---------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       574,700 (1)
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.2%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

(1) Includes 513,200 shares issuable upon exercise of warrants.

                                  Schedule 13G

Item 1(a).  Name of Issuer:

SIGA Technologies Inc..

Item 1(b).  Address of Issuer's Principal Executive Offices:

420 Lexington Avenue, Suite 620
New York, New York 10170

Item 2(a).  Name of Person Filing:

Panetta Partners, Ltd., a limited partnership

Gabriel M. Cerrone is the sole general partner of the filing person.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

265 East 66th Street, Suite 16G
New York, NY  10021

Item 2(c).  Citizenship:

Colorado

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

82 6917-10-6

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  |_|   Broker or Dealer  Registered  Under Section 15 of the Act
                       (15 U.S.C. 78o)

            (b)  |_|   Bank as defined in section  3(a)(6) of the Act (15 U.S.C.
                       78c)

            (c)  |_|   Insurance  Company as defined in section  3(a)(19) of the
                       Act (15 U.S.C. 78c)

            (d)  |_|   Investment  Company  registered  under  section  8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)  |_|   Investment      Adviser     in     accordance     withss.
                       240.13d-1(b)(1)(ii)(E)

            (f)  |_|   Employee  benefit  plan or endowment  fund in  accordance
                       withss.240.13d-1(b)(1)(ii)(F)

            (g)  |_|   Parent  Holding  Company or control  person in accordance
                       withss.240.13d-1(b)(ii)(G)

            (h)  |_|   Savings  Association as defined  inss.3(b) of the Federal
                       Deposit Insurance Act (12 U.S.C. 1813)

            (i)  |_|   Church plan that is excluded  from the  definition  of an
                       investment  company under  ss.3(c)(15)  of the Investment
                       Company Act of 1940 (15 U.S.C. 80a-3)

            (j)  |_|   Group, in accordance withss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned:  574,700

            (b)         Percent of class:  7.2%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote: 574,700

                        (ii)  Shared power to vote or to direct the vote:  None

                        (iii) Sole power to dispose or to direct the disposition
                              of: 574,700

                        (iv)  Shared   power  to   dispose   or  to  direct  the
                              disposition of: None

The shares reported include 513,200 shares issuable upon the exercise of warrants.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                      January 24, 2001
                                      ----------------------------
                                           Date


                                      /s/ Gabriel M. Cerrone
                                      ----------------------------
                                             Signature


                                      Gabriel M. Cerrone, General Partner
                                      -----------------------------------
                                             Name/Title